

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

September 27, 2006

Ms. Elaine Bennett, Chief Financial Officer
Miramar Mining Corporation
899 Harbourside Drive, Suite 300
North Vancouver, British Columbia
Canada V7P 3S1

> **Re:** **Miramar Mining Corporation**
> **Form 40-F for the Fiscal Year Ended December 31, 2005**
> **Filed April 3, 2006**
> **File No. 001-31436**

Dear Ms. Bennett:

We have reviewed your Form 40-F and for the Fiscal Year Ended December 31, 2005 and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December, 31 2005

Disclosure Controls and Procedures, page 5

1.   We note your conclusion that your disclosure controls and procedures are
        effective "to ensure that information required to be disclosed by the Company in
        reports that it files or submits under the Exchange Act is recorded, processed,
        summarized and reported within the time periods specified in Securities and
        Exchange Commission rules and forms". Please expand your conclusion to
        clarify, if true, that your officers concluded that your disclosure controls and
        procedures are *also* effective to ensure that information required to be disclosed in
        the reports that you file or submit under the Exchange Act is accumulated and
        communicated to your management, including your chief executive officer and
        chief financial officer, to allow timely decisions regarding required disclosure.
        Refer to Exchange Act Rule 13a-15 and Section II.F.4 of Management's Reports
        on Internal Control Over Financial Reporting and Certification of Disclosure in
        Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our
        website at <http://www.sec.gov/rules/final/33-8238.htm> for additional guidance.

Narrative Description of the Business, page 21

Windy Camp, page 32

2.   We note that an estimated 19,000 litres of fuel spilled from a storage tank. Please
        expand your MD&A to discuss the amount of expenses incurred and costs
        accrued at December 31, 2005, to environmentally remediate the spill to the
        extent they were material. Additionally, expand your disclose of commitments
        and contingencies in Note 15 of your consolidated financial statements to disclose
        the contingency for charges that may be assessed in connection with the spill.

Consolidated Financial Statements, page 52

Note 2. Significant accounting policies, page 57

(p) Power credits and deferred gain, page 61

3.   We note that you have recorded $1,557 thousand of power credits receivable at
        December 31, 2005. In light of your closure of Con Mine, please advise us as to
        whether you believe your power credits receivable are realizable and provide us
        with details to support your conclusion.

Note 15. Commitments and contingencies, page 72

4.   Please explain to us in detail how you considered the guidance in FIN 45 in
        determining whether to record any liabilities under U.S. GAAP related your
        indemnity agreement with NERCO Minerals Company that you disclose in
        paragraph (b).

5.   We note in paragraph (d) that you have not recorded a provision related to your
        joint exploration transaction in 1995, despite the Canada Revenue Agency (CRA)
        re-confirming its re-assessment. We understand that you plan to appeal the
        CRA's assessment. Please tell us how you considered the guidance in CICA
        3290.12, or any other pertinent Canadian GAAP literature, in concluding to not
        record a provision. In your response, tell us why you believe that the contingency
        is not likely when the CRA has assessed and re-confirmed its assessment.

Supplementary Information, page 76

(d) Investments, page 77

6.   We note that you hold a short-term investment for $20 million as of December 31,
        2005, and that you account for the investment at the lower of cost and market
        under Canadian GAAP. Please tell us what comprises your short-term
        investment, and clarify whether the investment is a marketable security under
        FAS 115 for US GAAP. Tell us how you applied CICA 3051 and CICA 3855 in
        accounting for this investment under Canadian GAAP. Expand your discussion
        of your financing and liquidity section on page 91 to explain the investment's
        impact on your liquidity.

(e) Development stage company, page 78

7.   Please revise your financial statements to refer to yourself as an exploration stage
        company, instead of as a development stage company, as you are not in either the
        development or production stage. Refer to Industry Guide 7 for additional
        guidance.

Management's Discussion and Analysis, page 82

Selected Financial Data, page 85

8.   We note that you have restated the loss and loss per share figures for 2004 to
        reflect the changes in accounting for site reclamation and closure costs and stock-
        based compensation. Please tell us whether you have also restated the figures for
        2003, and if not, explain why. Additionally, provide the disclosures required by
        paragraphs 15 to 21 of CICA 1506, as applicable.

Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, Exhibit 99

9.   Revise to include the date your officers signed the Section 302 certifications.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;

·   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
        by the Commission or any person under the federal securities laws of the United
        States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ryan Milne at (202) 551-3688, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief

cc: Mr. Ryan Milne